MSC INCOME FUND, INC.
1300 Post Oak Boulevard, 8th Floor
Houston, TX 77056
January 23, 2025
VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Christina DiAngelo Fettig and Anu Dubey, Esq.

Re:	MSC Income Fund, Inc.
Registration Statement on Form N-2
File Number: 333-282501
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, MSC Income Fund, Inc., a Maryland corporation, respectfully requests acceleration of the effective date of pre-effective amendment no. 3 to its
Registration Statement on Form N-2 (File No. 333-282501) (the “Registration Statement”) so that such Registration
Statement may be declared effective at or before 4:00 p.m., ET on January 27, 2025, or as soon as practicable thereafter.
We request that we be notified of such effectiveness by a telephone call to Harry Pangas of Dechert LLP at (202)
261-3466 or Clay Douglas of Dechert LLP at (202) 261-3326, and that such effectiveness also be confirmed in writing.
[Signature Page Follows]

Very truly yours,

MSC Income Fund, Inc.

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Executive Vice President, General Counsel and Secretary

[Signature Page to N-2 Acceleration Request]